Richard B. Slansky
President
Chief Financial Officer
13855 Stowe Drive • Poway, CA 92064
(858) 375-2030 • Fax: (858) 375-1000
e-mail: Richard.Slansky@SpaceDev.com

December 6, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20459

Re: SpaceDev, Inc. ("Registrant")
Post-Effective Amendment No. 1 to Form S-8 (Accession No. 0001031833-06-000122)
filed September 14, 2006
Commission File No. 333-123633

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests withdrawal of the amendment filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on September 14, 2006 (the “Amendment”) with respect to the Registration Statement on Form S-8 (Registration No. 333-123633)(the “Registration Statement”).

The Registrant intended to file the Amendment as Post-Effective Amendment No. 1 to the Registration Statement in order to include 5,000,000 added to its 2004 Equity Incentive Plan (the “Plan”) by amendment on August 12, 2005 and January 30, 2006. However, the Registrant has been advised by Virginia Navarette of the Division of Corporate Finance that it must file a separate registration statement to register the additional shares issuable under the Plan and that the Amendment was, therefore, never made effective by the Commission. Accordingly, the Registrant hereby requests withdrawal of the Amendment and will file a separate registration statement with the Commission for the additional shares. No securities were offered pursuant to the Amendment

Please provide a copy of the order granting the Registrant’s request for withdrawal of the Amendment to our outside counsel, Gretchen Cowen, by facsimile at (760) 438-3026. If you have any questions with regard to this request for withdrawal, please contact Ms. Cowen at (760) 931-0903

Very truly yours,
SpaceDev, Inc.

/s/ Richard B. Slansky
Richard B. Slansky